

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 1, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.125% Guaranteed Senior Notes Due 2027 of Amcor UK Finance plc, guaranteed by Amcor plc, Amcor Finance (USA), Inc., Amcor Pty Ltd and Bemis Company, Inc., under the Exchange Act of 1934.

Sincerely,